Exhibit 99.3

Consent of Qualified Person

Yann Camus, Eng.
SGS Canada Inc. - Geostat
10, Seigneurie Boulevard East, Suite 203
Blainville, QC, Canda, J7C3V5

TO:	Petaquilla Minerals Ltd.

And TO:

British Columbia Securities Commission
Ontario Securities Commission

The foregoing consent is being provided in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects.

I, Yann Camus, do hereby consent to the public filing of the report titled "NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama" dated October 29, 2013 (the "Technical Report") prepared for Petaquilla Minerals Ltd. ("Petaquilla") and to extracts from, or a summary of, the Technical Report in Petaquilla's press release October 9, 2013 (the "Press Release") announcing the results of the Palmilla deposit resource update on the Rio Belencillo Zone 1 concesssion.

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this October 29, 2013

/s/ Yann Camus
Yann Camus, Eng.
[engineer seal]